UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon Blackbaud, Inc. 2000 Daniel Island Drive Charleston, South Carolina 29492 (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq. S. Halle Vakani, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 Telephone: (919) 781-4000 Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$324,738,992	$37,216

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $16.00 per share by the sum of (x) the 18,591,609 shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. issued and outstanding as of January 16, 2012, and (y) the 1,704,578 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options and other rights to purchase Shares that are currently outstanding and exercisable as of January 16, 2012 and have a per share exercise price of $16.00 or less.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,216	Filing Party: Blackbaud, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 25, 2012 by Blackbaud, Inc., a Delaware corporation (“Parent”), and Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information set forth in the Offer, including all schedules thereto, is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by deleting the first sentence under the heading “Antitrust” in Section 16 – “Certain Legal Matters; Required Regulatory Approvals” of the Offer to Purchase and replacing it with the following paragraph:

“The transactions contemplated by the Merger Agreement are subject to compliance with the notification filing requirements under the HSR Act and the rules and regulations promulgated thereunder. Blackbaud filed the requisite Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”) on January 19, 2012. On January 27, 2012, Blackbaud notified the FTC and DOJ that it will voluntarily withdraw its Premerger Notification and Report Form effective February 3, 2012 and refile it on February 6, 2012. Blackbaud took this procedural step in order to facilitate FTC and DOJ review of the Offer and the Merger. Upon refiling, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on February 21, 2012, unless earlier terminated by the FTC and the DOJ or Blackbaud receives a request for additional information or documentary material (a “Second Request”) prior to that time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2012

CARIBOU ACQUISITION CORPORATION

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Chief Financial Officer and Treasurer

BLACKBAUD, INC.

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Senior Vice President and Chief Financial Officer